FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of August, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

Exhibit No. 1   - Transaction in Own Shares dated 1 August 2006
Exhibit No. 2   - Transaction in Own Shares dated 3 August 2006
Exhibit No. 3   - Holding(s) in Company dated 7 August 2006
Exhibit No. 4   - Transaction in Own Shares dated 7 August 2006
Exhibit No. 5   - Transaction in Own Shares dated 9 August 2006
Exhibit No. 6   - Doc re Interim Report dated 10 August 2006
Exhibit No. 7   - Transaction in Own Shares dated 10 August 2006
Exhibit No. 8   - Transaction in Own Shares dated 16 August 2006
Exhibit No. 9   - Holding(s) in Company dated 23 August 2006
Exhibit No. 10  - Holding(s) in Company dated 24 August 2006
Exhibit No. 11  - Holding(s) in Company dated 30 August 2006

Exhibit No. 1

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 01 August 2006

Number of ordinary shares purchased: 500,000

Volume weighted average price paid per share: 657.21p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 23,600,000 of its ordinary shares in treasury and has 713,368,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 2

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 03 August 2006

Number of ordinary shares purchased: 300,000

Volume weighted average price paid per share: 658.05p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 23,900,000 of its ordinary shares in treasury and has 713,068,849 ordinary shares in issue (excluding treasury shares).

Inquiries:     Nick Swift
               Hanson PLC
               Tel: +44 (0)20 7245 1245

               Jeremy Thompson
               Hoare Govett Limited
               Tel: +44 (0)20 7678 8000

Exhibit No. 3

Hanson PLC

August 7, 2006

Holding in Company

Hanson PLC (the "Company") has received notification today that, on August 1,
2006, Barclays PLC, through various legal entities, acquired an interest in the shares of the Company that resulted in Barclays PLC holding a total of
21,498,742 shares, being 3.01% of the issued share capital, excluding shares held in treasury, of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 4

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 07 August 2006

Number of ordinary shares purchased: 200,000

Volume weighted average price paid per share: 652p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 24,100,000 of its ordinary shares in treasury and has 712,868,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 5

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 09 August 2006

Number of ordinary shares purchased: 120,000

Volume weighted average price paid per share: 647.42p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 24,220,000 of its ordinary shares in treasury and has 712,748,849 ordinary shares in issue (excluding treasury shares).

Inquiries:   Nick Swift
             Hanson PLC
             Tel: +44 (0)20 7245 1245

             Jeremy Thompson
             Hoare Govett Limited
             Tel: +44 (0)20 7678 8000

Exhibit No. 6

August 10, 2006

Hanson PLC Interim Report

Copies of the above document have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document
Viewing Facility, which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No: (0)20 7676 1000

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC
+44 (0)20 7245 1245

Exhibit No. 7

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 10 August 2006

Number of ordinary shares purchased: 100,000

Volume weighted average price paid per share: 647.12p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 24,320,000 of its ordinary shares in treasury and has 712,648,849 ordinary shares in issue (excluding treasury shares).

Inquiries:    Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              Hoare Govett Limited
              Tel: +44 (0)20 7678 8000

Exhibit No. 8

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 16 August 2006

Number of ordinary shares purchased: 75,000

Volume weighted average price paid per share: 660.00p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 24,395,000 of its ordinary shares in treasury and has 712,573,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 9

Hanson PLC

August 23, 2006

Holding in Company

Hanson PLC has received notification today that as of August 23, 2006, Lansdowne
Partners Limited Partnership, on behalf of client funds that it manages, no longer has a notifiable interest in the share capital of Hanson PLC.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 10

Hanson PLC

August 24, 2006

Holding in Company

Hanson PLC has received notification today that as of August 21, 2006, Barclays
PLC no longer has a notifiable interest in the share capital of Hanson PLC.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 11

Hanson PLC

August 25, 2006

Holding in Company

Hanson PLC has received notification today that, as at August 25, 2006, Barclays
PLC, through various legal entities, had acquired an interest in the shares of the Company that resulted in Barclays PLC holding a total of 21,378,556 shares, representing 3% of the issued share capital of the Company (excluding shares held in treasury).

Yours faithfully

Paul Tunnacliffe
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   September 1, 2006